SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. )*

Metabasis Therapeutics, Inc. (Name of Issuer)

Common Stock (Title of Class of Securities)

59101M105 (CUSIP Number)

November 20, 2008 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59101M105	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		513,430 (1)
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		513,430 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	513,430 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	1.46% (1) (2)

12	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 59101M105	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		353,329 (1)
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		353,329 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	353,329 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	1.00% (1) (2)

12	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 59101M105	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON: BVF Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		1,232,586 (1)
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		1,232,586 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,232,586 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	3.50% (1) (2)

12	TYPE OF REPORTING PERSON*
	OO

CUSIP No. 59101M105	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON: Investment 10, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		128,455 (1)
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		128,455 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	128,455 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	0.37% (1) (2)

12	TYPE OF REPORTING PERSON*
	OO

CUSIP No. 59101M105	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON: BVF Partners L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		2,227,800 (1)
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		2,227,800 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,227,800 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	6.33% (1) (2)

12	TYPE OF REPORTING PERSON*
	PN, HC

CUSIP No. 59101M105	13G	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON: BVF Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		2,227,800 (1)
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		2,227,800 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,227,800 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	6.33% (1)(2)

12	TYPE OF REPORTING PERSON*
	CO, HC

CUSIP No. 59101M105	13G	Page 8 of 12 Pages

The following footnotes relate to pages 2 through 7:

(1) With respect to each Reporting Person, the following securities are held, as follows (See Items 2(a) and 2(d) for defined terms for each entity and all other capitalized terms below):

Security Type	BVF	BVF2	Investments	ILL10	Partners	BVF Inc.

Common Stock	468,700	325,000	1,164,000	121,000	2,078,700	2,078,700
Warrants	44,730	28,329	68,586	7,455	149,100	149,100

The Warrants may be exercised at any time until expiration for shares of the Issuer’s Common Stock at an exercise price of $6.74 per share. The Warrants are exercisable until September 30, 2010.

(2) The percentage calcalutions are based on 35,192,126 shares of Common Stock outstanding determined as follows: (x) 35,043,026 shares of Common Stock outstanding plus (y) 149,100 shares of Common Stock issuable upon exercise of the Warrants held by the Reporting Persons.

ITEM 1(a).      NAME OF ISSUER: METABASIS THERAPEUTICS, INC. (“MBRX”)

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

11119 North Torrey Pines Road

La Jolla, CA 92037

ITEM 2(a).      NAME OF PERSON FILING:

This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):

(i)	Biotechnology Value Fund, L.P. ("BVF")
(ii)	Biotechnology Value Fund II, L.P. ("BVF2")
(iii)	BVF Investments, L.L.C. ("BVLLC")
(iv)	Investment 10, L.L.C. ("ILL10")
(v)	BVF Partners L.P. ("Partners")
(vi)	BVF Inc. ("BVF Inc.")

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The principal business office of the Reporting Persons comprising the group filing this Schedule 13G is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois, 60611.

ITEM 2(c).      CITIZENSHIP:

BVF:	a Delaware limited partnership
BVF2:	a Delaware limited partnership
BVLLC:	a Delaware limited liability company
ILL10:	an Illinois limited liability company
Partners:	a Delaware limited partnership
BVF Inc.:	a Delaware corporation

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

This Schedule 13G, is being filed with respect to the common stock, par value $0.001 per share ("Common Stock"), of MBRX. The Reporting Persons' percentage ownership of Common Stock is based on 35,043,026 shares of Common Stock being outstanding and the beneficial ownership by the Reporting Persons of 149,100 warrants (the “Warrants”) to purchase an equivalent number of shares of the Common Stock. See the discussion in footnote (1) for a further description of the Warrants.

As of November 25, 2008, BVF beneficially owned 513,430 shares of Common Stock, of which 44,730 shares are attributable to Warrants, BVF2 beneficially owned 353,329 shares of Common Stock, of which 28,329 shares are attributable to Warrants, BVLLC beneficially owned 1,232,586 shares of Common Stock, of which 68,586 shares are attributable to Warrants and ILL10 beneficially owned 128,455 shares of Common Stock, to which 7,455 shares are attributable to Warrants. Partners and BVF Inc. may each be deemed to beneficially own 2,227,800 shares of Common Stock, of which 149,100 shares are attributable to Warrants.

ITEM 2(e).     CUSIP Number:                 59101M105

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS:    One of the following

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

ITEM 4.     OWNERSHIP:

The information in items 1 and 5 through 11 on the cover pages (pp. 2 - 7) of this Schedule 13G is hereby incorporated by reference.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following [ ].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Pursuant to the operating agreement of BVLLC, Partners is authorized, among other things, to invest the funds of Samana Capital, L.P., the majority member of BVLLC, in the shares of Common Stock beneficially owned by BVLLC and to vote and exercise dispositive power over those shares of Common Stock. Partners and BVF Inc. share voting and dispositive power over shares of Common Stock beneficially owned by BVF, BVF2, BVLLC and those owned by ILL10, on whose behalf Partners acts as an investment manager and, accordingly, Partners and BVF Inc. have beneficial ownership of all of the shares of Common Stock owned by such parties.

CUSIP No. 59101M105	13G	Page 9 of 12 Pages

ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Mr. Lampert is the owner, sole director and an officer of BVF Inc. BVF Inc. is the general partner of Partners, which is the general partner of BVF and BVF 2. Partners is the manager of BVLLC and is investment adviser to ILL10.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

The members of the group making this filing on Schedule 13G are: Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., BVF Investments, L.L.C., Investment 10, L.L.C., BVF Partners L.P. and BVF Inc.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

CUSIP No. 59101M105	13G	Page 10 of 12 Pages

ITEM 10.       CERTIFICATION

                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2008

BIOTECHNOLOGY VALUE FUND, L.P.*

By: BVF Partners, L.P., its general partner

     By: BVF Inc., its general partner

     By: /s/ Mark N. Lampert

     Mark N. Lampert, President

BIOTECHNOLOGY VALUE FUND II, L.P.*

By: BVF Partners, L.P., its general partner

     By: BVF Inc., its general partner

     By: /s/ Mark N. Lampert

     Mark N. Lampert, President

BVF INVESTMENTS, L.L.C.*

By: BVF Partners, L.P., its manager

     By: BVF Inc., its general partner

     By: /s/ Mark N. Lampert

     Mark N. Lampert, President

INVESTMENT 10, L.L.C.*

By: BVF Partners, L.P., its investment manager

     By: BVF Inc., its general partner

     By: /s/ Mark N. Lampert

     Mark N. Lampert, President

BVP PARTNERS L.P.*

By: BVF Inc., its general partner

     By: /s/ Mark N. Lampert

     Mark N. Lampert, President

BVF INC.*

     By: /s/ Mark N. Lampert

     Mark N. Lampert, President

*The Reporting Person disclaims beneficial ownership except to the extent of its pecuniary interest therein.

Exhibit A
JOINT FILING AGREEMENT

The undersigned agree that Schedule 13G, dated December 1, 2008, relating to the Common Stock of MBRX shall be filed on behalf of the undersigned.

Dated: December 1, 2008

BIOTECHNOLOGY VALUE FUND, L.P.

By: BVF Partners, L.P., its general partner

     By: BVF Inc., its general partner

     By: /s/ Mark N. Lampert

     Mark N. Lampert, President

BIOTECHNOLOGY VALUE FUND II, L.P.

By: BVF Partners, L.P., its general partner

     By: BVF Inc., its general partner

     By: /s/ Mark N. Lampert

     Mark N. Lampert, President

BVF INVESTMENTS, L.L.C.

By: BVF Partners, L.P., its manager

     By: BVF Inc., its general partner

     By: /s/ Mark N. Lampert

     Mark N. Lampert, President

INVESTMENT 10, L.L.C.

By: BVF Partners, L.P., its investment manager

     By: BVF Inc., its general partner

     By: /s/ Mark N. Lampert

     Mark N. Lampert, President

BVF PARTNERS L.P.

By: BVF Inc., its general partner

     By: /s/ Mark N. Lampert

     Mark N. Lampert, President

BVF INC.

     By: /s/ Mark N. Lampert

     Mark N. Lampert, President